[LETTERHEAD OF KPMG PEAT MARWICK LLP]


                         INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
 Stagecoach Funds, Inc.:


We have examined management's assertion about Stagecoach Funds, Inc.'s (the "Company's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of September 30, 1998, included in the accompanying Management Statement regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 1998 and for the period from July 31, 1998 (the date of our last examination) through September 30, 1998, with respect to securities transactions:

* Confirmation of all securities with the custodians, Wells Fargo Bank, N.A. and Barclays Global Investors, N.A.;

* Confirmation or examination of underlying documentation of all securities purchased but not received;

* Reconciliation of all securities to the books and records of the Funds and the custodians; and

* Testing of a selected sample of security transactions to determine if they were properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the specified requirements.

[LETTERHEAD OF KPMG PEAT MARWICK LLP]


In our opinion, management's assertion that the Company was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 1998 and for the period from July 31, 1998 (the date of our last examination) through September 30, 1998, is fairly stated in all material respects.

This report is intended solely for the information and use of management of Stagecoach Funds, Inc. and the Securities and Exchange Commission and should not be used for any other purpose.


                                /s/ KPMG Peat Marwick LLP

October 30, 1998
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
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION     ------------------------------
                            Washington, D.C.  20549                   OMB APPROVAL
                                                              ------------------------------
                                                              OMB Number: 3235-0360
                                                              Expires: June 30, 1997
                                FORM  N-17f-2                 Estimated average burden hours
                                                              per response    0.05
                                                              ------------------------------
              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

----------------------------------------------------------------------------------------------------------------------------
1. INVESTMENT COMPANY ACT FILE NUMBER:                                                       DATE EXAMINATION COMPLETED:

                         6419                                                                September 30, 1998
----------------------------------------------------------------------------------------------------------------------------
2. STATE IDENTIFICATION NUMBER:

----------------------------------------------------------------------------------------------------------------------------
AL                               AK                  AZ                  AR                  CA                  CO
----------------------------------------------------------------------------------------------------------------------------
CT                               DE                  DC                  FL                  GA                  HI
----------------------------------------------------------------------------------------------------------------------------
ID                               IL                  IN                  IA                  KS                  KY
----------------------------------------------------------------------------------------------------------------------------
LA                               ME                  MD                  MA                  MI                  MN
----------------------------------------------------------------------------------------------------------------------------
MS                               MO                  MT                  NE                  NV                  NH
----------------------------------------------------------------------------------------------------------------------------
NJ                               NM                  NY                  NC                  ND                  OH
----------------------------------------------------------------------------------------------------------------------------
OK                               OR                  PA                  RI                  SC                  SD
----------------------------------------------------------------------------------------------------------------------------
TN                               TX                  UT                  VT                  VA                  WA
----------------------------------------------------------------------------------------------------------------------------
WV                               WI                  WY                  PUERTO RICO
----------------------------------------------------------------------------------------------------------------------------
Other (specify):

----------------------------------------------------------------------------------------------------------------------------
3. EXACT NAME OF INVESTMENT COMPANY AS SPECIFIED IN REGISTRATION STATEMENT:

                           STAGECOACH FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (NUMBER, STREET, CITY, STATE, ZIP CODE):

           111 CENTER STREET, LITTLE ROCK, ARKANSAS  72201
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INSTRUCTIONS:

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY:

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f 2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT:

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

ACCOUNTANT:

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT